Exhibit 99.1

Motif Bio Announces Result of General Meeting and Total Voting Rights

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Ordinary Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

NEW YORK, June 22, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced that all the resolutions set out in the circular dated June 5, 2017, including those necessary to implement the Placing to raise £20 million, were duly passed at the General Meeting of the Company held earlier today.

Following the passing of the resolutions, the Company has issued and allotted (subject only to Admission) 66,666,667 new ordinary shares of £0.01 each in the capital of the Company (“New Ordinary Shares”).  Application has been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on AIM and it is expected that Admission will occur and that dealings will commence at 8.00 a.m. on June 23, 2017.

The New Ordinary Shares will rank pari passu with the existing ordinary shares of £0.01 each in the capital of the Company.

Following Admission, there will be 262,878,775 ordinary shares of £0.01 each in the capital of the Company in issue, each carrying one voting right. No shares are held in treasury. The total number of voting rights in the Company is therefore 262,878,775. This number may be used by Shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

Unless otherwise defined in this announcement, capitalized words and phrases used in this announcement shall have the same meanings given to them in the circular dated June 5, 2017.

This announcement (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to U.S. persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein are being offered and sold (i) outside the U.S. to non-U.S. persons in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act and (ii) in the U.S., pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

None of the Placing Shares, this announcement or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this announcement or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The Placing Shares have not been and will not be registered under the securities laws and regulations of any jurisdiction, in particular, Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

About Motif Bio: www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin-resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates,

(viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Motif Bio plc Contact:

Robert Dickey IV

Chief Financial Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com